FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated June 10, 2025

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further to the notice of other relevant information registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) on 3 June 2025 (registry number 35106), it is communicated that on 6 June 2025 the public deed of capital reduction (and consequent Bylaw amendment) for the amount of EUR 133,583,475, through the cancellation of 267,166,950 own shares, representing approximately 1.76% of the Bank’s share capital, was registered with the Commercial Registry of Santander.

Consequently, the Bank’s share capital has been set at EUR 7,442,662,686, represented by 14,885,325,372 shares with a nominal value of EUR 0.50 each. All of the shares belong to the same class and have the same rights.

It is stated for the record that, once the eight buyback programmes carried out against results since 2021 have been completed, the accumulated share capital reduction amounts to EUR 1,227,657,965, with the Bank having repurchased 2,455,315,930 shares since November 2021, approximately 14.16 % of its outstanding shares as of that date.

Boadilla del Monte (Madrid), 10 June 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	June 10, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance